Exhibit 99.1

Cheche Group Announces Strategic Cooperation with Volkswagen DSSO and Cardif Airstar Insurance to Build Digital Insurance System with Intelligent Pricing Model

BEIJING, China – January 29, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that Volkswagen (Anhui) Digital Sales and Services Co., Ltd. (“DSSO”), Beijing Cardif Airstar Property & Casualty Insurance Co., Ltd. (“Cardif Airstar Insurance”), and Cheche Group Inc. held a strategic cooperation signing ceremony on January 29, 2026. They will collaborate to develop digital insurance services for Volkswagen owners and expand into areas such as intelligent pricing, intelligent-driving insurance, and non-auto insurance. The partnership aims to establish a digital financial and insurance service system covering the full lifecycle of electric vehicle ownership.

DSSO is a wholly owned subsidiary of Volkswagen (China) Investment Co., Ltd. and a core enterprise within Volkswagen Group’s Intelligent Electric Vehicle Center in Hefei. Cardif Airstar Insurance is a Sino-foreign joint venture property and casualty insurer, with BNP Paribas Cardif, Volkswagen Financial Services Overseas AG and Xiaomi Corporation   as its shareholders. Cheche provides insurance services and digital platforms for DSSO.

Pursuant to the strategy, Volkswagen owners will access services through a unified digital entry point within the automaker’s app across electric vehicle purchase, usage, insurance, and financial service scenarios. Cardif Airstar Insurance will provide insurance product design and underwriting services, while Cheche will deliver one-stop digital solutions through its embedded insurance SaaS system.

In the field of intelligent pricing, Cheche has established an industry-leading, full-chain, dynamic data loop. The system integrates driving-behavior data from intelligent connected vehicles—including rapid acceleration, hard braking, and steering-angle indicators—together with road-condition data, in-vehicle interaction frequency, and industry claims data. This process generates a unique “risk profile” for each Volkswagen owner. With the support of AI-based pricing and anti-fraud models, these data points are transformed into precise pricing factors to achieve differentiated premiums under the principle of “better driving, better pricing.”

Cheche’s pricing model also features dynamic learning capabilities. By connecting to automaker’s electric power control systems with insurer direct repair program networks, real-time claims data flows back into the model for parameter calibration, forming a positive cycle of “risk identification → pricing → claims → optimization.” As cooperation deepens, the partners will extend this intelligent pricing system into intelligent-driving insurance, helping to address the challenge of liability determination in intelligent-driving scenarios and to provide a practical reference for industry innovation.

“Today’s signing marks the beginning of a shared vision among all parties. By integrating data, technology, real-world scenarios, and ecosystem resources, we will deliver a more seamless and intelligent service experience to Volkswagen owners. This cooperation enables us to jointly build solutions that support the full lifecycle of electric vehicle use and achieve meaningful improvements in service quality,” said Mr. Lei Zhang, founder and CEO of Cheche.

The three parties jointly witnessed the signing ceremony and committed to continue collaborating to serve Volkswagen owners, enabling users to benefit from comprehensive solutions built on data, technology, and collaborative ecosystems and experience meaningful improvements in service quality.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185